FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 17, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

17 December 2015

The Royal Bank of Scotland Group plc

Board Appointment

The Royal Bank of Scotland Group plc ("RBS") announces today that Mike Rogers has been appointed as a Non-executive Director of RBS with effect from 26 January 2016.

Commenting on the appointment, Howard Davies, Chairman of RBS, said:

"I am pleased that Mike has agreed to join us. His extensive experience of retail banking and financial services will strengthen the Board.  My colleagues and I look forward to working with him."

Mike will remain in his role as Chief Executive of Liverpool Victoria Group. There are no other matters requiring disclosure under Listing Rule 9.6.13.

For further information contact:

RBS Media Centre                                    +44 131 523 4205

Notes to Editors

Biographical Details

Mike Rogers

Mike Rogers, 51, graduated from Cambridge University in 1986. He then joined Barclays Bank where he undertook a variety of roles in the UK and overseas, across business banking, wealth management and retail banking. Among various senior appointments at Barclays, Mike was Managing Director of Small Business, Premier Banking and UK Retail Banking.

In May 2006 Mike joined LV= as Group Chief Executive transforming the business into the UK's largest friendly society and a leading mutual financial services provider.  Today LV= has 6,000 employees and offers insurance, investments and retirement solution products to around five & half million customers.

Mike is also on the Association of British Insurers Board.

He has a post-graduate Diploma in Leadership from Exeter University. Mike is married with three children and lives in Blandford, Dorset. His interests include rugby, cricket, golf and keeping fit.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 December 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary